UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-40299

Achilles Therapeutics plc

(Exact name of registrant as specified in its charter)

245 Hammersmith Road

London W6 8PW

United Kingdom

Tel: +44 (0)20 8154 4600

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Achilles Therapeutics Reports Third Quarter 2024 Financial Results and Recent Business Updates

On November 14, 2024, Achilles Therapeutics plc (“Achilles” or the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 to this Current Report on Form 6-K, reporting its financial results for the three and nine month periods ended September 30, 2024 and providing business updates. Furnished (i) as Exhibit 99.2 to this Current Report on Form 6-K are the Company’s unaudited condensed consolidated financial statements for the three and nine month periods ended September 30, 2024 and (ii) as Exhibit 99.3 to this Current Report on Form 6-K is the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine month periods ended September 30, 2024.

Incorporation by Reference

This Report on Form 6-K, including the exhibits hereto (except for the statements contained in the “Achilles Therapeutics Reports Third Quarter 2024 Financial Results and Recent Business Updates” section of this Report on Form 6-K and Exhibit 99.1 hereto, which are not incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act), is incorporated by reference into the Company’s filings under the Securities Act, including the Company’s Registration Statements on Forms F-3 (File No. 333-268239) and S-8 (File Nos. 333-278501, 333-270344, 333-263220, and 333-255063) to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act or the Exchange Act.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this Report on Form 6-K are based upon information available to us as of the date of this Report and, while we believe we have a reasonable basis for each forward-looking statement contained in this Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Report, we caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of our forward-looking statements are subject to risks and uncertainties that may cause our actual results to differ materially from our expectations. These forward-looking statements include, without limitation, statements about the following:

• our ability to successfully implement our strategic review or realize any or all of the anticipated benefits once implemented;

• our ability to raise substantial additional capital to fund our planned operations related to our strategic review in the longer term;

• our ability to successfully consummate any strategic transactions, including, but not limited to, an acquisition, merger, reverse merger, business combination, asset sale, licensing, liquidation and return of cash to shareholders or other transactions;

• estimates regarding our expenses, use of cash, timing of future cash needs and anticipated capital requirements;

• our ability to license additional intellectual property to support our strategic review or out-license our intellectual property and to comply with our existing license agreements;

• our ability to enter into partnerships or strategic collaboration agreements and our ability to achieve the results and potential benefits contemplated from relationships with collaborators;

• our ability to maintain collaborations and licenses;

• our expectation of developments and projections relating to competition from other pharmaceutical and biotechnology companies or our industry;

• the anticipated amount, timing and accounting of contract liabilities, milestones and other payments under licensing, collaboration or acquisition agreements, research and development costs and other expenses;

• our ability to remain listed on the Nasdaq Capital Market;

• our intellectual property position, including the scope of protection we are able to establish and maintain for intellectual property rights covering product candidates we may develop, including the validity of intellectual property rights held by third parties, and our ability not to infringe, misappropriate or otherwise violate any third-party intellectual property rights;

• regulatory developments in the United States, the United Kingdom, the European Union, or the EU, and other countries and regions;

• competitive companies, technologies and our industry and the success of competing therapies that are or may become available;

• our ability to attract and retain key scientific or management personnel;

• whether we are classified as a controlled foreign corporation, or CFC, and/or passive foreign investment company, or PFIC, for current and future periods; and

• our ability to overcome the challenges posed by global health concerns or pandemics, global economic uncertainty and geo-political events, including the ongoing conflict between Russia and Ukraine, the subsequent institution of sanctions against Russia by the United States and several European and Asian countries, and the unrest in the Middle East resulting from the Israel-Hamas war, to the conduct of our business. This has led to significant increases in commodity prices, energy and fuel prices, credit and capital market instability and supply chain interruptions which have led to increasing inflation. This may in turn adversely impact our ability to deliver our goals.

Actual results could differ materially from our forward-looking statements due to a number of factors, including the risks set forth under the section “Risk Factors” of this Report and in Item 3. “Key Information—Risk Factors” and elsewhere in the Annual Report on Form 20-F filed with the SEC on April 4, 2024.

Any forward-looking statements that we make in this Report are valid only as of the date of such statements, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this Report or to reflect the occurrence of unanticipated events.

SUMMARY OF SELECTED RISKS ASSOCIATED WITH OUR BUSINESS

Our business faces significant risks and uncertainties. Below is a summary of the material risks to our business, operations and the investment in our ADSs. This summary does not address all of the risks that we face. Risks and uncertainties not presently known to us or that we presently deem less significant may also impair our business operations. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below and should be carefully considered, together with other information in our most recent Annual Report on Form 20-F filed with the SEC on April 4, 2024 and subsequent quarterly filings in their entirety before making investment decisions regarding our ADSs.

• Our strategic review may not be successful, may not yield the desired results and we may be unsuccessful in identifying and implementing any strategic transaction.

• If a strategic transaction is not consummated, our Board of Directors may decide to pursue a dissolution and liquidation. In such an event, the amount of cash available for distribution to our stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.

• We may require substantial additional financial resources to continue as a going concern, including through the strategic review process, and if we raise additional funds it may affect the value of your investment in our ordinary shares represented by ADSs.

• Our ability to consummate a strategic transaction depends on our ability to retain our current employees and consultants.

• Our corporate restructuring and the associated headcount reduction may not result in anticipated savings, could result in total costs and expenses that are greater than expected and could significantly disrupt our business.

• Should we resume development of our product candidates, we may not be able to commercialize them, generate significant revenues, or attain profitability.

• Should we resume development of our product candidates, we may encounter difficulties enrolling patients in our clinical trials, and our clinical development activities could be delayed or otherwise materially and adversely affected.

• Should we resume development of our product candidates, any candidate for which we obtain marketing approval could be subject to post-marketing restrictions or withdrawal from the market and we may be subject to significant penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

• Should we resume development of our product candidates, our inability to obtain the necessary U.S. or worldwide regulatory approvals to commercialize any product candidate, our business will suffer materially.

• If we fail to comply with our current or future obligations in any agreements under which we may license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our current or future licensors, we could lose license rights that are important to our business.

The risk factors in this Report have been revised to incorporate changes to our risk factors from those included in our Annual Report on Form 20-F filed with the SEC on April 4, 2024. The risk factors set forth below are new risk factors or ones containing substantive changes from the risk factors previously disclosed in Item 3D of our Annual Report on Form 20-F. The market price of our ordinary shares represented by ADSs could decline if one or more of these risks or uncertainties actually occur, causing you to lose all or part of your investment. This situation is changing rapidly and additional impacts may arise. Additional risks that we currently do not know about, or that we currently believe to be immaterial, may also impair our business. Certain statements below are forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” in this Report. If any of the following risks are realized, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. You should carefully review and consider the full discussion of our risk factors in the section titled “Risk Factors” below and in our Annual Report on Form 20-F.

RISKS RELATED TO OUR STRATEGIC REVIEW

Our strategic review and any resulting transaction may not be successful, may not yield the desired results and we may be unsuccessful in identifying and implementing any strategic transaction.

On September 19, 2024, the Company announced a strategic review and the discontinuation of its TIL-based cNeT program and closure of the Phase I/IIa CHIRON and THETIS clinical trials. Concurrently, the Company has engaged BofA Securities as a financial advisor in the process of exploring and reviewing strategic options The process of exploring strategic options may include, but is not limited to, an acquisition, merger, reverse merger, business combination, asset sale, licensing, liquidation and return of cash to shareholders or other transactions. In connection with the strategic review, the Company is implementing an employee consultation process in line with UK legislation proposing a workforce reduction and undertaking cost-cutting measures.

We expect to devote substantial time and resources to exploring strategic options that our Board of Directors believes will maximize shareholder value. Despite devoting significant efforts to identify and evaluate potential strategic options, there can be no assurance that this strategic review process will result in us pursuing any transaction or that any transaction, if pursued, will be completed on attractive terms or at all. We have not set a timetable for completion of this strategic review process, and our Board of Directors has not approved a definitive course of action. Additionally, there can be no assurances that any particular course of action, business arrangement or transaction, or series of transactions, will be pursued, successfully consummated or lead to increased shareholder value or that we will make any additional cash distributions to our shareholders.

The process of continuing to evaluate these strategic options may be very costly, time-consuming and complex and we have incurred, and may in the future incur, significant costs related to this continued evaluation, such as legal and accounting fees and expenses and other related charges. We may also incur additional unanticipated expenses in connection with this process. A considerable portion of these costs will be incurred regardless of whether any such course of action is implemented or transaction is completed. Any such expenses will decrease the remaining cash available for use in our business.

In addition, potential counterparties in a strategic transaction involving the Company may place minimal or no value on our assets or our public listing. Further, should we resume the development of our product candidates, the development and any potential commercialization of our product candidates will require substantial additional cash to fund the costs associated with conducting the necessary preclinical and clinical testing and obtaining regulatory approval. Consequently, any potential counterparty in a strategic transaction involving the Company may choose not to spend additional resources and continue development of our product candidates and may attribute little or no value, in such a transaction, to those product candidates.

In addition, any strategic business combination or other transactions that we may consummate in the future could have a variety of negative consequences and we may implement a course of action or consummate a transaction that yields unexpected results that adversely affect our business and decreases the remaining cash available for use in our business or the execution of our strategic plan. Any potential transaction would be dependent on a number of factors that may be beyond our control, including, among other things, market conditions, industry trends, the interest of third parties in a potential transaction with us, obtaining shareholder approval and the availability of financing to third parties in a potential transaction with us on reasonable terms. Any failure of such potential transaction to achieve the anticipated results could significantly impair our ability to enter into any future strategic transactions and may significantly diminish or delay any future distributions to our shareholders.

If we are not successful in setting forth a new strategic path for the Company, or if our plans are not executed in a timely fashion, this may cause reputational harm with our shareholders and the value of our securities may be adversely impacted. In addition, speculation regarding any developments related to the review of strategic options and perceived uncertainties related to the future of the Company could cause our share price to fluctuate significantly.

Even if we successfully consummate a transaction from our strategic assessment, we may fail to realize all of the anticipated benefits of the transaction, those benefits may take longer to realize than expected, or we may encounter integration difficulties.

Our ability to realize the anticipated benefits of any potential business combination or any other result from our strategic review is highly uncertain. Any anticipated benefits will depend on a number of factors, including our ability to integrate with any future business partner, the success of any future business we may engage in following the transaction and our ability to obtain value for our product candidates or technologies, if divested. The process may be disruptive to our business and the expected benefits may not be achieved within the anticipated timeframe, or at all. The failure to meet the challenges involved and to realize the anticipated benefits of any potential transaction could adversely affect our business and financial condition. Furthermore, our shareholders may experience substantial dilution as a result of the transaction without receiving the expected commensurate benefit, or only receiving part of the commensurate benefit to the extent we are able to realize only part of the expected strategic and financial benefits currently anticipated from a transaction.

If we are successful in completing a strategic transaction, we may be exposed to other operational and financial risks.

Although there can be no assurance that a strategic transaction will result from the process we have undertaken to identify and evaluate strategic options, the negotiation and consummation of any such transaction will require significant time on the part of our management, and the diversion of management’s attention may disrupt our business.

The negotiation and consummation of any such transaction may also require more time or greater cash resources than we anticipate and expose us to other operational and financial risks, including:

• increased near-term and long-term expenditures;

• higher than expected acquisition or integration costs; and potential unknown liabilities;

• incurrence of substantial debt or dilutive issuances of equity securities to fund future operations;

• write-downs of assets or incurrence of non-recurring, impairment or other charges;

• difficulty and cost in combining the operations and personnel of any counterparty business with our operations and personnel;

• impairment of relationships with key suppliers or customers of any acquired business due to changes in management and ownership;

• inability to retain key employees of our company or any acquired business; and

• the possibility of future litigation.

Any of the foregoing risks could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

If a strategic transaction is not consummated, our Board of Directors may decide to pursue a dissolution and liquidation. In such an event, the amount of cash available for distribution to our shareholders will depend on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.

There can be no assurance that a strategic transaction will be completed. If a strategic transaction is not completed, our Board of Directors may decide to pursue a dissolution and liquidation. In such an event, the amount of cash available for distribution to our shareholders will depend on the timing of such decision and, with the passage of time the amount of cash available for distribution will be reduced as we continue to fund our operations and exploration of strategic options. In addition, if our Board of Directors were to approve and recommend, and our shareholders were to approve, a dissolution and liquidation, we would be required under English law and Delaware corporate law to pay our outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to our shareholders. As a result of this requirement, a portion of our assets may need to be reserved pending the resolution of such obligations and the timing of any such resolution is uncertain. In addition, we may be subject to litigation or other claims related to a dissolution and liquidation. If a dissolution and liquidation were pursued, our Board of Directors, in consultation with our advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of our ordinary shares represented by ADSs could lose all or a significant portion of their investment in the event of a liquidation, dissolution or winding up.

Our ability to consummate a strategic transaction depends on our ability to retain our remaining employees and consultants.

Our ability to consummate a strategic transaction depends upon our ability to retain our remaining employees and consultants, the loss of whose services may adversely impact our ability to consummate such transaction. In connection with the evaluation of strategic options and in order to extend our resources, on September 19, 2024, we announced that we are implementing an employee consultation process in line with UK legislation proposing a workforce reduction. Our cash conservation activities may yield unintended consequences, such as attrition beyond our planned reduction in workforce and reduced employee morale, which may cause remaining employees and consultants to seek alternative opportunities. If we are unable to successfully retain our remaining personnel, we are at risk of a disruption to our exploration and consummation of a strategic alternative as well as business operations.

Our corporate restructuring and the associated headcount reduction may not result in anticipated savings, could result in total costs and expenses that are greater than expected and could significantly disrupt our business.

In connection with the evaluation of strategic options, we announced that we are implementing an employee consultation process in line with UK legislation proposing a workforce reduction. We have also implemented a workforce reduction in the US. In addition, this corporate restructuring included a discontinuation of our clinical development programs and further reprioritization of our resources as we assess strategic options. We may not realize, in full or in part, the anticipated benefits, savings and improvements in our cost structure from our restructuring efforts due to unforeseen difficulties, delays or unexpected costs. If we are unable to realize the expected operational efficiencies and cost savings from the restructuring, our operating results and financial condition would be adversely affected. For example, our headcount reductions could yield unanticipated consequences, such as increased difficulties in implementing our business strategy, including retention of our remaining employees and consultants. Any employee litigation related to the headcount reduction could be costly and prevent management from fully concentrating on the business.

Any future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Due to our limited resources, we may not be able to effectively manage our operations or recruit and retain qualified personnel, which may result in weaknesses in our infrastructure and operations, risks that we may not be able to comply with legal and regulatory requirements, and loss of employees and reduced productivity among remaining employees. For example, the workforce reduction may negatively impact our clinical, regulatory, technical operations, and commercial functions, should we choose to continue to pursue them, which would have a negative impact on our ability to successfully develop, and ultimately, commercialize our product candidates. Our future financial performance and our ability to develop our product candidates or additional assets will depend, in part, on our ability to effectively manage any future growth or restructuring, as the case may be.

We may become involved in litigation, including securities class action litigation, that could divert management’s attention and harm the Company’s business, and insurance coverage may not be sufficient to cover all costs and damages.

In the past, litigation, including securities class action litigation, has often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, or the announcement of negative events, such as negative results from clinical trials. These events may also result in investigations by the SEC or other governmental agencies. We may be exposed to such litigation even if no wrongdoing occurred. Litigation is usually expensive and diverts management’s attention and resources, which could adversely affect our business and cash resources and our ability to consummate a potential strategic transaction or the ultimate value our shareholders receive in any such transaction.

INDEX TO EXHIBITS

Number	Description

99.1	Press Release of Achilles Therapeutics plc dated November 14, 2024.

99.2	Unaudited Condensed Consolidated Financial Statements of Achilles Therapeutics plc for the three and nine month periods ended September 30, 2024.

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Achilles Therapeutics plc for the three and nine month periods ended September 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACHILLES THERAPEUTICS PLC

Date: November 14, 2024	By:	/s/ Robert Coutts
Robert Coutts
Chief Financial Officer